=================================================================

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934*

                     TEMTEX INDUSTRIES, INC.
=================================================================
                        (Name of Issuer)

             Common Stock, par value $.20 per share
=================================================================
                 (Title of Class of Securities)

                           88 0236203
=================================================================
                         (CUSIP Number)

                       William Y. Tauscher
                  5400 LBJ Freeway, Suite 1375
                      Dallas, Texas, 75240
                         (972) 726-7175
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 19, 2002
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box.  [   ]

     Note: Schedules filed in paper form shall include a signed original and five copies of the schedules including all exhibits.
See 240.13d-7(6) for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88 0236203                                 SCHEDULE 13D


(1)  Name of Reporting Person                    William Y. Tauscher
     IRS. No. of Above Person

(2)  Check the Appropriate Box if a                     (a)    [ X ]
     Member of a Group                                  (b)    [   ]

(3)  SEC Use Only

(4)  Source of Funds                                              PF

(5)  Check Box if Disclosure of Legal                          [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of                United States of America
     Organization

Number of Shares Beneficially Owned by
Each Reporting Person with:

     (7)    Sole Voting Power                             ----------
     (8)    Shared Voting Power                            1,604,440
     (9)    Sole Dispositive Power                           143,325
     (10)   Shared Dispositive Power                     -----------

(11) Aggregate Amount Beneficially                         1,604,440
     Owned by Each Reporting Person

(12) Check Box if the Aggregate Amount                         [   ]
     in Row (11) Excludes Certain
     Shares

(13) Percent of Class Represented by                            43.4%[FN-1]
     Amount in Row (11)

(14) Type of Reporting Person                                     IN


SEE INSTRUCTIONS


-----------------
FN-1 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on June 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002, and taking into account the exercise of the Warrant Shares (See Item 4).

CUSIP NO. 88 0236203                                  SCHEDULE 13D


(1)  Name of Reporting Person                       Richard Anderson
     IRS. No. of Above Person

(2)  Check the Appropriate Box if a                     (a)    [ X ]
     Member of a Group                                  (b)    [   ]

(3)  SEC Use Only

(4)  Source of Funds                                              PF

(5)  Check Box if Disclosure of Legal                          [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of                United States of America
     Organization

Number of Shares Beneficially Owned by
Each Reporting Person with:

     (7)    Sole Voting Power                             ----------
     (8)    Shared Voting Power                            1,604,440
     (9)    Sole Dispositive Power                             6,675
     (10)   Shared Dispositive Power                     -----------

(11) Aggregate Amount Beneficially                         1,604,440
     Owned by Each Reporting Person

(12) Check Box if the Aggregate Amount                         [   ]
     in Row (11) Excludes Certain
     Shares

(13) Percent of Class Represented by                            43.4%[FN-2]
     Amount in Row (11)

(14) Type of Reporting Person                                     IN


SEE INSTRUCTIONS


-----------------
FN-2 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on June 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002, and taking into account the exercise of the Warrant Shares (See Item 4).

CUSIP NO. 88 0236203                               SCHEDULE 13D


(1)  Name of Reporting Person               Leonard Kee Living Trust
     IRS. No. of Above Person

(2)  Check the Appropriate Box if a                     (a)    [ X ]
     Member of a Group                                  (b)    [   ]

(3)  SEC Use Only

(4)  Source of Funds                                              PF

(5)  Check Box if Disclosure of Legal                          [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of                United States of America
     Organization

Number of Shares Beneficially Owned by
Each Reporting Person with:

     (7)    Sole Voting Power                             ----------
     (8)    Shared Voting Power                            1,604,440
     (9)    Sole Dispositive Power                            50,000
     (10)   Shared Dispositive Power                     -----------

(11) Aggregate Amount Beneficially                         1,604,440
     Owned by Each Reporting Person

(12) Check Box if the Aggregate Amount                         [   ]
     in Row (11) Excludes Certain
     Shares

(13) Percent of Class Represented by                            43.4%[FN-3]
     Amount in Row (11)

(14) Type of Reporting Person                                     IN


SEE INSTRUCTIONS


-----------------
FN-3 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on June 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002, and taking into account the exercise of the Warrant Shares (See Item 4).

CUSIP NO. 88 0236203                               SCHEDULE 13D


(1)  Name of Reporting Person                           David Dalton
     IRS. No. of Above Person

(2)  Check the Appropriate Box if a                     (a)    [ X ]
     Member of a Group                                  (b)    [   ]

(3)  SEC Use Only

(4)  Source of Funds                                              PF

(5)  Check Box if Disclosure of Legal                          [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of                United States of America
     Organization

Number of Shares Beneficially Owned by
Each Reporting Person with:

     (7)    Sole Voting Power                             ----------
     (8)    Shared Voting Power                            1,604,440
     (9)    Sole Dispositive Power                            50,000
     (10)   Shared Dispositive Power                     -----------

(11) Aggregate Amount Beneficially                         1,604,440
     Owned by Each Reporting Person

(12) Check Box if the Aggregate Amount                         [   ]
     in Row (11) Excludes Certain
     Shares

(13) Percent of Class Represented by                            43.4%[FN-4]
     Amount in Row (11)

(14) Type of Reporting Person                                     IN


SEE INSTRUCTIONS


-----------------
FN-4 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on June 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002, and taking into account the exercise of the Warrant Shares (See Item 4).

                          SCHEDULE 13D

                  Filed Pursuant to Rule 13d-2

                     INTRODUCTORY STATEMENT


1.   Security and Issuer.
     ------------------------

     This Statement on Schedule 13D relates to the common stock, par value $0.20 (the "Common Stock"), of Temtex Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5400 LBJ Freeway, Suite 1375, Dallas, Texas 75240.


2.   Identity and Background.
     -------------------------------

     (a) This Schedule 13D is being filed jointly by William Y. Tauscher, Richard Anderson, the Leonard Kee Living Trust, and David Dalton (collectively, the "Reporting Group"). As described further in Item 4, below, on July 19, 2002, the Reporting Group loaned the Issuer an aggregate of $750,000 in exchange for the Issuer's Subordinated Convertible Notes due July 19, 2007.

          The information set forth in paragraphs (b) through (f) below is being furnished with respect to each of the members of the Reporting Group (individually, a "Reporting Person").

          This Statement on Schedule 13D has been filed by a group under Rule 13d-1(d). Attached as Exhibit A is a Joint Filing Statement executed by each member of the Reporting Group.

(b) and (c) WILLIAM Y. TAUSCHER

          Mr. Tauscher's principal occupation is that of President and Chief Executive Officer of L. Kee & Co.,
          Inc., and his business address is 543 Forbes Boulevard, South San Francisco, California 94080-2019.

          RICHARD ANDERSON

          Mr. Anderson's principal occupation is the President and Chief Executive Officer of the Issuer, and his residential address is 38 Lexington Street, Lexington,
          Massachusetts 02421.

          LEONARD KEE LIVING TRUST

          Mr. Leonard Kee is the sole trustee of the Leonard Kee Living Trust, a revocable trust established under the laws of California (the "Trust"). Mr. Kee's principal occupation is that of the Chairman of the Board for L. Kee & Co., Inc. His business address, and the address of the Trust, is 543 Forbes Boulevard, South San Francisco, California 94080-2019.

          DAVID DALTON

          Mr. Dalton's principal occupation is consultant, and his business address is 2323 Bayside Drive, Corona Del
          Mar, California 96226.

(d) & (e) No Reporting Person has, during the last five years, been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or probationary or mandatory activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Individual Reporting Person is a citizen of the United States of America. The Trust is a revocable trust established under the laws of California.

3.   Source and Amount of Funds or Other Consideration.
     -------------------------------------------------

     The Reporting Persons utilized existing personal funds to effect the purchase of the Convertible Notes.

4.   Purpose of Transaction.
     ----------------------

     On July 19, 2002, the Reporting Group loaned the Issuer an aggregate of $750,000 in exchange for the Issuer's Subordinated Convertible Notes due July 19, 2007 (the "Convertible Notes"). Commencing July 19, 2003, the Convertible Notes are convertible, at the option of the holders thereof, into shares of common stock of the Issuer (the "Conversion Shares") at an initial conversion price of $0.60 per share. As a result, the Convertible Notes would collectively convert into 1,250,000 shares, or approximately 26.6% of the Issuer's outstanding shares, assuming only the conversion of the Convertible Notes based on the Issuer's issued and outstanding common stock as of the date of this Report. The Convertible Notes are convertible at the election of the holders prior to July 19, 2003 upon an event of default as described in the Convertible Notes. Lastly, to the extent the holders of the Convertible Notes do not voluntarily elect to receive the prepayment of the Convertible Notes in connection with certain sale events as indicated above, the Convertible Notes will automatically convert upon the occurrence of such event at the then existing conversion price. The Convertible Notes bear interest at the rate of 6% per annum (9% after a default) which interest is payable monthly commencing September 1, 2002. The outstanding principal under the Convertible Notes is due on July 19, 2007, or earlier upon an event of default. Further, to the extent the Issuer engages in certain transactions resulting in the sale of the business prior to the maturity date, the holders of the Convertible Notes maintain the right, at their election, to accelerate the payment of the debt to the effective date of such transaction.

     On July 19, 2002, the Reporting Group entered into a Voting Agreement with the Issuer and Mr. James Upfield, a director of the Issuer, in which (A) Mr. Upfield agreed to vote all of his shares of common stock for up to three (3) board designees nominated by the Reporting Group, (B) the Reporting Group agreed to vote all of their shares of common stock, if any, for up to three (3) board designees nominated by Mr. Upfield, (C) the Issuer agreed, consistent with its fiduciary obligations to its shareholders and others, to give effect to the nominations made by each of the constituent groups. The Voting Agreement will terminate upon
     (1) a change of control of the Issuer's business, (2) at such time as the Reporting Group owns less than $200,000 in principal amount of the Convertible Notes or less than 120,000 Conversion Shares, as may be adjusted, (3) July 19, 2007 or (4) upon agreement between the parties. Further, each side of the Voting Agreement (meaning, the holders Reporting Group, on the one hand, and Mr. Upfield, on the other) has the ability to terminate the Voting Agreement at any time if the Issuer shall fail to observe the nomination of that side. At such time as any of the Convertible Notes are converted into the Issuer's Common Stock, such shares, together with any other shares any Reporting Person may acquire independently, will be subject to the terms of the Voting Agreement.

     In connection with the sale of the Convertible Notes, the Issuer issued to the Reporting Person four common stock purchase warrants immediately exercisable for an aggregate of 250,000 shares of the Issuer's common stock (the "Warrant Shares"). The warrants may be exercised for a period of five years at a per share purchase price of $0.60. The warrants may be exercised for a period of five years at a per share purchase price of $0.60. At such time as any of these warrants are exercised, such Warrant Shares will be subject to the Voting Agreement, unless previously terminated.

     In connection with the issuance of the Convertible Notes, the Issuer has effected the following changes in its board of directors and its management:

          * The Issuer's Board of Directors has been increased from five (5) to six (6) members with the current slate consisting of James E. Upfield, Scott Upfield, Richard Griner, and the following Reporting Persons: William Y. Tauscher, Richard Anderson and David Dalton. Two of the Issuer's prior directors, Messrs. E.R. Buford and Larry J. Parson resigned from the Issuer's Board of Directors as of July 19, 2002.

          * As part of this restructuring of the board, Mr. James Upfield has agreed to step down from the Chairmanship which will be assumed by Mr. Tauscher, a Reporting Person. The Issuer has entered into a Services Agreement with Mr. Tauscher pursuant to which he will continue to serve as the Issuer's Chairman until July 19, 2005 for a fee of $120,000 annually. Should Mr. Tauscher die before his term under the Services Agreement, the Director designees of the Reporting Group have the right to select a new Chairman to complete the unexpired term of Mr. Tauscher's Services Agreement provided that the terms and conditions of the new chairman's services are substantially similar to Mr. Tauscher's Services Agreement.

          * Mr. Richard Anderson, a Reporting Person, has agreed, effective July 19, 2002 to assume the role of the Issuer's Chief Executive Officer and President pursuant to the terms of an Employment Agreement commencing on such date and continuing until July 19, 2005. Mr. Anderson will receive a base salary of $240,000 from the Issuer. According to the terms of the agreement with Mr. Anderson, he may only be terminated by the Issuer "for cause" as defined therein.

          * In connection with his employment offer, the Issuer granted Mr. Anderson on July 19, 2002 an option exercisable for 500,000 shares (the "Option Shares") of the Issuer's common stock at an exercise price of $0.55 per share. The Option Shares vest in three equal installments on the first, second and third anniversaries of the date of grant. If and when all or a portion of these options are exercised, the shares of common stock underlying these options will be subject to the Voting Agreement, unless previously terminated.

     The purpose of these transactions is for the Reporting Group to acquire a controlling position in the Issuer and to effect certain changes in its management. The Reporting Persons may, as some future time, purchase additional shares of the Issuer's common stock, by open market purchase, private purchase or otherwise. Whether the Reporting Persons purchase or otherwise acquire any additional shares of the Issuer's common stock, and the amount, method and timing of any such purchases or acquisitions, will depend upon the Reporting Persons' continuing assessment of pertinent factors, including, among other things, the following: the availability of shares of the Issuer's common stock for purchase or acquisition at particular price levels or upon particular terms; the business and prospects of the Reporting Persons and the Issuer; other business and investment opportunities available to the Reporting Persons; economic conditions; money market and stock market conditions; the actions of other shareholders of the Issuer; the availability and nature of opportunities to dispose of the Issuer's common stock; and other plans and requirements of the Reporting Persons.

5.   Interest in Securities of the Issuer.
     ----------------------------------------

     As of the filing of this Schedule 13D, the Reporting Group had indirect beneficial ownership with shared voting power of 1,604,440 shares of the Issuer's common stock. Of these shares, 1,354,440 are owned of record by Mr. Upfield and subject to the terms of the Voting Agreement, and 250,000 are Warrant Shares that are exercisable as the date of this Report by the individual Reporting Persons. These shares represent 43.4% of the 3,444,641 shares outstanding on June 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002, assuming the full exercise of the Warrant Shares.

     Additionally, the Reporting Persons are the beneficial owners of all of the Issuer's Convertible Notes, with an aggregate principal amount of $750,000. As a result, the Convertible Notes would collectively convert into 1,250,000 shares, or approximately 26.6% of the Issuer's outstanding shares, assuming only the conversion of the Convertible Notes based on the Issuer's issued and outstanding shares as of the date of this Report. If and when all or a portion of the Convertible Notes are converted, the shares of common stock issued in such conversion will be subject to the Voting Agreement, unless previously terminated. The events which could effect a conversion are set forth in Item 4, above. The Reporting Persons also own common stock purchase warrants for an aggregate of 250,000 shares of the Issuer's common stock, and Mr. Anderson holds options to purchase 500,000 shares of the Issuer's common stock as set forth in
     Item 4, above.

     The following table sets forth the beneficial ownership of each of the Reporting Person in the Convertible Notes, the Conversion Shares, the Warrant Shares and the Option Shares as of the date of this Report.


                                                      Principal of Convertible Note
                               Convertible Note             As If Converted           Warrant    Option        Total
        Reporting Person       Principal Amount         As of July 19, 2002(1)        Shares    Shares(2)      Shares
     ------------------------  -----------------     ------------------------------  ---------  ---------    ----------
     William Y. Tauscher          $ 430,000                    716,667                 143,325         --       859,992
     David Dalton                 $ 150,000                    250,000                  50,000         --       300,000
     Leonard Kee Living Trust     $ 150,000                    250,000                  50,000         --       300,000
     Richard Anderson             $  20,000                     33,333                   6,675    500,000       540,008

     All Reporting Persons        $ 750,000                  1,250,000                 250,000    500,000     2,000,000

     </TABLE


     (1) Based on the conversion of the current principal amount as of July 19, 2002 at the current conversion price of $0.60 per share. None of the Convertible Notes are currently convertible as of this date or for at least sixty days from the date hereof.

     (2) Not exercisable in whole or part as of this date or for at least sixty days from the date hereof.

6.   Contracts, Arrangements, or Understandings with Respect to
     Securities of the Issuer.
     ----------------------------------------------------------

     Please see the Response to Item 4 above.

7.   Material to be Filed as Exhibits.
     --------------------------------------

     (a) Note Purchase Agreement by and among the Registrant, William Y. Tauscher, Richard Anderson,
             David Dalton, and the Leonard Kee Living Trust dated as of July 19, 2002 (incorporated by reference to Exhibit 4.1 of the Issuer's Form 10-Q for the three month period ended May 31, 2002 and filed with the Commission on July 22, 2002.)

     (b) Investors' Rights Agreement by and among the Registrant, William Y. Tauscher, Richard Anderson,
             David Dalton, and the Leonard Kee Living Trust dated as of July 19, 2002 (incorporated by reference to Exhibit 4.2 of the Issuer's Form 10-Q for the three month period ended May 31, 2002 and filed with the Commission on July 22, 2002).

     (c)     Voting Agreement by and among James Upfield, the
             Registrant, William Y. Tauscher, Richard Anderson,
             David Dalton, and the Leonard Kee Living Trust dated as of July 19, 2002 (incorporated by reference to Exhibit 4.3 of the Issuer's Form 10-Q for the three month period ended May 31, 2002 and filed with the Commission on July 22, 2002).



                               -9-

     (d) Form of Subordinated Convertible Note issued under the Note Purchase Agreement by and among the Registrant William Y. Tauscher, Richard Anderson, David Dalton, and the Leonard Kee Living Trust dated as of July 19, 2002 (incorporated by reference to Exhibit 4.4 of the Issuer's Form 10-Q for the three month period ended May 31, 2002 and filed with the Commission on July 22, 2002).

     (e) Form of Common Stock Purchase Warrant issued in connection with the Note Purchase Agreement by and among the Registrant, William Y. Tauscher, Richard Anderson, David Dalton, and the Leonard Kee Living Trust dated as of July 19, 2002 (incorporated by reference to Exhibit 4.1 of the Issuer's Form 10-Q for the three month period ended May 31, 2002 and filed with the Commission on July 22, 2002).

     (f) Employment Agreement by and between the Registrant and Richard Anderson dated as of July 19, 2002 (incorporated by reference to Exhibit 10.4 of the Issuer's Form 10-Q for the three month period ended May 31, 2002 and filed with the Commission on July 22, 2002).

     (g) Stock Option Agreement by and between the Registrant and Richard Anderson dated as of July
             19, 2002 (incorporated by reference to Exhibit 10.5 of the Issuer's Form 10-Q for the three month period ended May 31, 2002 and filed with the Commission on July 22, 2002).

     (h) Services Agreement by and between the Registrant and William Y. Tauscher dated as of July 19, 2002 (incorporated by reference to Exhibit 10.6 of the Issuer's Form 10-Q for the three month period ended May 31, 2002 and filed with the Commission on July 22, 2002).

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:     July 29, 2002

                              /s/  WILLIAM Y. TAUSCHER
                              ------------------------------
                              William Y. Tauscher



                              /s/ RICHARD N. ANDERSON
                              ------------------------------
                              Richard Anderson


                              LEONARD KEE LIVING TRUST



                              By: /s/ LEONARD KEE
                                 ---------------------------
                                  Leonard Kee, Sole Trustee



                              /s/  DAVID DALTON
                              -------------------------------
                              David Dalton





            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).

                            EXHIBIT A

                     JOINT FILING STATEMENT


      Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.


                              Dated July 29, 2002



                              /s/  WILLIAM Y. TAUSCHER
                              ------------------------------
                              William Y. Tauscher



                              /s/ RICHARD N. ANDERSON
                              ------------------------------
                              Richard Anderson


                              LEONARD KEE LIVING TRUST



                              By: /s/ LEONARD KEE
                                 ---------------------------
                                  Leonard Kee, Sole Trustee



                              /s/  DAVID DALTON
                              -------------------------------
                              David Dalton